Securities and Exchange Commission

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

November 16, 2020.

Re:	Jamf Holding Corp. Registration Statement on Form S-1 Registration File No. 333-250123

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Technology
Edwin Kim
Jan Woo

Dear Sir/Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Jamf Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it will be declared effective at 4:00 PM, Eastern Time, on November 18, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 2,500 copies of the Preliminary Prospectus dated November 16, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BofA Securities, Inc.
Barclays Capital Inc.

[Acting severally on behalf of themselves and the several underwriters]

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Mark Hoh
Name: Mark Hoh
Title: Executive Director

BofA Securities, Inc.

By:	/s/ Michelle A.H. Allong
Name: Michele A.H. Allong
Title: Authorized Signatory

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]